UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 22, 2023
Commission File Number
001-33725

Textainer Group Holdings Limited
(Translation of registrant’s name into English)

Century House
16
Par-La-Ville
Road
Hamilton HM 08
Bermuda
(441)
296-2500
(Address of principal executive office)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Shares, $0.01 par value	TGH	New York Stock Exchange
7.000% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preference Shares, $0.01 par value	TGH PRA	New York Stock Exchange
6.250% Series B Fixed Rate Cumulative Redeemable Perpetual Preference Shares, par value $0.01	TGH PRB	New York Stock Exchange

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F ☒   Form
40-F ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b)
under the Securities Exchange Act of 1934. Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
Not applicable

Merger Agreement
On October 22, 2023, Textainer Group Holdings Limited, an exempted company limited by shares incorporated under the laws of Bermuda (“Textainer”, “TGH”, or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Typewriter Parent Ltd., an exempted company incorporated under the Companies Act (As Revised) of the Cayman Islands (“Parent”) and Typewriter Merger Sub Ltd., an exempted company limited by shares incorporated under the laws of Bermuda and a subsidiary of Parent (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger (the “Surviving Company”) as a subsidiary of Parent.
Merger Consideration
Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), and as a result of the Merger, each common share, par value $0.01 per share, of the Company (the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (A) Shares owned by the Company or any of its direct or indirect wholly owned subsidiaries, (B) Shares owned by Parent, Merger Sub or any other wholly owned subsidiary of Parent, and in each case not held on behalf of third parties, (C) any shares being rolled prior to the Merger pursuant to a rollover or other similar agreement and (D) any dissenting Shares), will be canceled and automatically converted into the right to receive $50.00 per Share payable in cash (the “Per Share Merger Consideration”), or in the case of holders of Shares on the JSE (as defined in the Merger Agreement), the Rand equivalent of the Per Share Merger Consideration at the USD/Rand Exchange Rate (as defined in the Merger Agreement).
Additionally, each share of the Company’s 7.000% Series A Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share (the “Series A Preference Shares”), and the Company’s 6.250% Series B Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share (the “Series B Preference Shares”, and together with the Series A Preference Shares, the “Company Preference Shares”) will (i) immediately prior to the Effective Time automatically convert into a preference share of the Surviving Company and be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions and (ii) be redeemed by the Surviving Company in accordance with the Certificate of Designations of the Series A Preference Shares of the Company, dated April 13, 2021 (the “Series A Certificate of Designations”) and the Certificate of Designations of the Series B Preference Shares of the Company, dated August 23, 2021 (the “Series B Certificate of Designations”), respectively, following the closing of the Transactions (as defined in the Merger Agreement) (the “Closing Date”), and each holder thereof shall receive an amount equal to the amount to which such holder is entitled in accordance with Section 10 of the Series A Certificate of Designations and Series B Certificate of Designations, respectively.
Pursuant to the Merger Agreement, effective as of the Effective Time, each option to purchase Shares (a “Company Option”) that is outstanding as of immediately prior to the Effective Time (whether or not vested) shall automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Shares subject to such Company Option that is outstanding immediately prior to the Effective Time, by (y) the amount by which the Per Share Merger Consideration exceeds the per-share
exercise price of the Company Option, less applicable taxes required to be withheld with respect to such payment. For clarity, any Company Option that is outstanding immediately prior to the Effective Time with a per-share
exercise price that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Effective Time without payment or other consideration therefor.
Pursuant to the Merger Agreement, at the Effective Time, each award of the Company’s restricted share units (the “Company RSUs” and each, a “Company RSU”), to the extent outstanding as of immediately prior to the Effective Time will be automatically converted into the contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of outstanding Company RSUs subject to such award (with respect to any performance-based vesting requirements, assuming attainment of the maximum level of performance under the terms of the applicable award agreement) and (y) the Per Share Merger Consideration plus any unpaid cash in respect of dividends equivalent rights accrued prior to the Effective Time with respect to such Company RSU, subject to applicable tax withholdings (the “Unvested Company RSU Consideration”). Subject to the applicable holder’s continued service with Parent and its affiliates (including the Surviving Company and its subsidiaries), the Unvested Company RSU Consideration will vest and become payable upon the earlier to occur of

(i) the date on which the time-based vesting conditions (including any vesting acceleration provisions) that applied to the corresponding portion of the applicable unvested Company RSUs immediately prior to the Effective Time would have been satisfied, and (ii) other than with respect to certain unvested Company RSUs issued following the date of the Merger Agreement, the twelve month anniversary of the Effective Time; subject to applicable tax laws. The Unvested Company RSU Consideration will otherwise remain subject to the same terms and conditions that were applicable to the underlying Company RSU, as applicable, immediately prior to the Effective Time.
Conditions to the Merger
The Merger is subject to customary closing conditions, including: (i) the approval of the Merger Agreement and the statutory merger agreement (the “Statutory Merger Agreement”) by an affirmative vote of the holders of more than 75% of the Shares and Company Preference Shares (if any), voting together as if they were a single class, that are present (in person or by proxy) at the Company Shareholders Meeting (as defined below) at which two persons at least holding one-third
of the Shares and Company Preference Shares are present (in person or by proxy) (the “Requisite Company Vote”); (ii) the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain other regulatory approvals, clearances or expirations of waiting periods; (iii) the absence of an injunction or law restraining, enjoining, rendering illegal or otherwise prohibiting consummation of the Merger; (iv) subject to customary materiality qualifiers, the accuracy of the representations and warranties contained in the Merger Agreement; (v) the absence of any Company Material Adverse Effect (as defined in the Merger Agreement); (vi) the absence of any Parent Burdensome Condition (as defined in the Merger Agreement); and (vii) performance in all material respects by the parties of their respective obligations under the Merger Agreement.
Representations and Warranties; Covenants;
Go-Shop;
No-Shop
The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants by the Company to conduct its business in the ordinary course between execution of the Merger Agreement and the Effective Time, to convene a meeting of the Company’s shareholders to consider and vote upon the adoption and approval of the Merger Agreement, the Statutory Merger Agreement and the Merger (the “Company Shareholders Meeting), and certain other covenants regarding the operation of the business of the Company and its subsidiaries prior to the Effective Time.
Additionally, during the period beginning on the date of the Merger Agreement and continuing until 12:01 a.m. Eastern Time on the 31st day after the date of the Merger Agreement (the
“Go-Shop
Period”), the Company may solicit, initiate, encourage and facilitate any competing acquisition proposal from third parties, participate in discussions and negotiations with such third parties regarding such competing acquisition proposals and provide nonpublic information to such third parties pursuant to a Permitted Confidentiality Agreement (as defined in the Merger Agreement) with each such third party. Following expiration of the
Go-Shop
Period and until the earlier of the Effective Time or termination of the Merger Agreement in accordance with its terms, the Company is not permitted to solicit competing acquisition proposals from any third parties (including those who engaged in discussions or negotiations with the Company during the
Go-Shop
Period) or take certain other actions, provided that at any time before receiving the Requisite Company Vote, if the board of directors of the Company (the “Board”) determines in good faith, after consultation with its financial advisor and outside legal counsel, that an acquisition proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement), then the Company is permitted to engage in discussions or negotiations with the third party with respect to such third party’s acquisition proposal.
Before receiving the Requisite Company Vote, if there has been no breach (other than any immaterial breach) of the Company’s obligations under the no-shop
provisions in the Merger Agreement and an unsolicited,
bona fide
written acquisition proposal is received by the Company, the Board may cause the Company to terminate the Merger Agreement to enter into an alternative acquisition agreement for a Superior Proposal or change its recommendation that the Company’s shareholders vote in favor of the Merger, if the Board determines that failure to do so would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, subject to certain matching rights in favor of Parent. The Board may also withdraw or change its recommendation that the Company’s shareholders vote in favor of the Merger in response to an “Intervening Event” (as defined in the Merger Agreement), subject to the foregoing procedural requirements.

Termination and Termination Fees
The Merger Agreement contains customary termination rights for either party, including: (i) by mutual written consent, (ii) if the Merger has not have been consummated by the Outside Date (as defined in the Merger Agreement), (iii) failure to obtain the Requisite Company Vote, or (iv) as a result of any law that prohibits consummation of the Merger.
In addition, the Company may terminate the Merger Agreement (i) if there has been a breach by Parent or Merger Sub that would cause the closing conditions not to be satisfied, subject to a cure period, (ii) at any time prior to the Requisite Company Vote being obtained, in order for the Company to enter into an alternative acquisition agreement with respect to a Superior Proposal, so long as the Company has complied with the no-shop
and change of recommendation provisions in the Merger Agreement in all material respects and has paid the termination fee described below, and (iii) if all closing conditions have been satisfied or waived, the Company stands ready to close, and Parent and Merger Sub fail to timely close the Transactions.
Parent may terminate the Merger Agreement if (i) there has been a breach by the Company that would cause the closing conditions not to be satisfied, subject to a cure period, (ii) the Board changes its recommendation with respect to the Merger before the Requisite Company Vote is obtained, (iii) the Company fails to publicly recommend against a tender offer or exchange offer that constitutes an acquisition proposal within 10 business days of commencement of such offer or (iv) following the receipt by the Company of an acquisition proposal that has been publicly disclosed, the Company fails to publicly reaffirm the Board’s recommendation with respect to the Merger Agreement within 10 business days of Parent’s written request.
Upon termination of the Merger Agreement under specified circumstances, including if the Company terminates the Merger Agreement to enter into an alternative acquisition agreement with respect to a Superior Proposal or Parent terminates the Merger Agreement as a result of the Board changing its recommendation, the Company will be required to pay to Parent a termination fee of $63,333,029.60, provided, however, that if the Merger Agreement is terminated to enter into an alternative acquisition agreement with respect to a Superior Proposal prior to the end of the
Go-Shop
Period, the termination fee payable by the Company to Parent will be reduced to $42,222,019.73. Parent will be required to pay to the Company a termination fee of $147,777,069.06 if the Merger Agreement is terminated by the Company due to Parent’s breach of the Merger Agreement or failure to close when all closing conditions have been satisfied. Affiliates of Parent have provided limited guarantees with respect to the payment of the termination fee payable by Parent, in each case, subject to the terms of the Merger Agreement and of such limited guarantees.
A copy of the Merger Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.
The Merger Agreement has been attached as an exhibit to provide investors and shareholders with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or Merger Sub. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties. The representations and warranties contained in the Merger Agreement have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement, do not establish these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and shareholders accordingly should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter that the Company exchanged with Parent and Merger Sub in connection with the execution of the Merger Agreement. The Company’s shareholders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Press Release
On October 22, 2023, the Company and Parent issued a joint press release announcing their entry
into the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 hereto and is hereby incorporated by reference herein.
Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements.” Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals and failure to obtain the requisite vote by Textainer’s shareholders) in the anticipated timeframe or at all, including the possibility that the proposed acquisition does not close; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, including in circumstances requiring Textainer to pay a termination fee; the possibility that competing offers may be made; risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the acquisition will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; continued availability of capital and financing; disruptions in the financial markets; certain restrictions during the pendency of the transaction that may impact Textainer’s ability to pursue certain business opportunities or strategic transactions; risks related to diverting management’s attention from Textainer’s ongoing business operation; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Textainer’s common shares, preference shares and/or operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition, other business effects and uncertainties, including the effects of industry, market, business, economic, political or regulatory conditions; decreases in the demand for leased containers; decreases in market leasing rates for containers; difficulties in re-leasing
containers after their initial fixed-term leases; customers’ decisions to buy rather than lease containers; increases in the cost of repairing and storing Textainer’s off-hire
containers; Textainer’s dependence on a limited number of customers and suppliers; customer defaults; decreases in the selling prices of used containers; the impact of
COVID-19
or future global pandemics on Textainer’s business and financial results; risks resulting from the political and economic policies of the United States and other countries, particularly China, including but not limited to, the impact of trade wars, duties, tariffs or geo-political
conflict; risks stemming from the international nature of Textainer’s business, including global and regional economic conditions, including inflation and attempts to control inflation, and geopolitical risks such as the ongoing war in Ukraine and activities in Israel; extensive competition in the container leasing industry and developments thereto; decreases in demand for international trade; disruption to Textainer’s operations from failures of, or attacks on, Textainer’s information technology systems; disruption to Textainer’s operations as a result of natural disasters; compliance with laws and regulations related to economic and trade sanctions, security, anti-terrorism, environmental protection and anti-corruption; the availability and cost of capital; restrictions imposed by the terms of Textainer’s debt agreements; and changes in tax laws in Bermuda, the United States and other countries.
You should carefully consider the foregoing factors and the other risks and uncertainties that affect Textainer’s business described in the “Risk Factors” and “Information Regarding Forward-Looking Statements; Cautionary Language” sections of its Annual Report on Form
20-F
and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Textainer assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Textainer does not give any assurance that it will achieve its expectations.

Additional Information and Where to Find It
Textainer intends to file a proxy statement for a special meeting of Textainer’s shareholders and may also file other relevant documents with the SEC regarding the proposed acquisition. This communication is not a substitute for the proxy statement (when available) or any other document that Textainer may file with the SEC with respect to the proposed transaction. The definitive proxy statement will be mailed to Textainer’s shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TEXTAINER AND THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about Textainer and the proposed transaction, once such documents are filed with the SEC free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Textainer will be made available free of charge on Textainer’s investor relations website at https://investor.textainer.com/.
No Offer or Solicitation
This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.
Participants in the Solicitation
Textainer and its directors and certain of its executive officers and other employees may be deemed to be participants
in the solicitation of proxies from Textainer’s shareholders in connection with the proposed transaction. Information about Textainer’s directors and executive officers is set forth in Textainer’s Form
20-F,
which was filed with the SEC on February 14, 2023. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement and other relevant materials regarding the acquisition to be filed with the SEC in respect of the proposed transaction when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It”.

Exhibits
99.1	Press Release, dated October 22, 2023

99.2*	Agreement and Plan of Merger, dated October 22, 2023

*
Schedules have been omitted pursuant to Item 601(b)(2) of
Regulation
S-K.
The Registrant will furnish the omitted schedule to the U.S. Securities and Exchange Commission upon request by the Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report
to be signed on its behalf by the undersigned, thereunto duly authorized.

Textainer Group Holdings Limited

By:	/s/ Olivier Ghesquiere
Name:	Olivier Ghesquiere
Title:	President and Chief Executive Officer
Date: October 23, 2023